Registration No. 33-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933


                               Ethyl Corporation
             (Exact name of Registrant as Specified in Its Charter)

                      VIRGINIA                                                  54-0118820
(State or Other Jurisdiction of Incorporation or Organization)     (I.R.S. Employer Identification No.)

                             330 South Fourth Street
                                 P. O. Box 2189
                            Richmond, Virginia 23217
                                 (804) 788-5000
              (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                Bruce C. Gottwald
                  Chairman of the Board and Executive Committee

                                 Charles B. Walker
                            Vice Chairman of the Board

                                  Ethyl Corporation
                               330 South Fourth Street
                                    P. O. Box 2189
                               Richmond, Virginia 23217
                                    (804) 788-5000
                  (Names, Address, Including Zip Code, and Telephone
                  Number, Including Area Code, of Agents for Service)

                                      Copies to:
       Steven M. Mayer, Esq.                          Allen C. Goolsby, Esq.
 Vice President and General Counsel                       Hunton & Williams
         Ethyl Corporation                         Riverfront Plaza, East Tower
      330 South Fourth Street                            951 East Byrd Street
           P. O. Box 2189                             Richmond, Virginia 23219
      Richmond, Virginia 23217

       Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement in light of market conditions and other factors.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (x)

                            CALCULATION OF REGISTRATION FEE

                                                         Proposed Maximum      Proposed Maximum
  Title of Each Class of             Aggregate Amount    Offering Price Per    Aggregate Offering       Amount of
Securities to be Registered         to be Registered(1)       Unit(1)              Price(2)(3)      Registration Fee(4)
Debt Securities; Preferred Stock;
and Depositary Shares representing
Preferred Stock                               N/A                N/A              $300,000,000          $103,448.28


(1) The aggregate amount to be registered and the offering price per unit have been omitted pursuant to Securities Act Release No. 6964.

(2) In U.S. dollars or the equivalent thereof in foreign currencies or foreign currency units.

(3) Estimated solely for purposes of calculating the registration fee.

(4) The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and reflect the offering price rather than the principal amount of any Debt
    Securities issued at a discount.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Prospectus
                                       $300,000,000

                                     Ethyl Corporation

                                      Debt Securities
                               Convertible Debt Securities
                                      Preferred Stock



       Ethyl Corporation ("Ethyl" or the "Company") intends to issue from time to time its (i) unsecured senior debt securities (the "Debt Securities") and
(ii) shares of Preferred Stock (the "Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts ("Depositary Shares"), having an aggregate initial public offering price not to exceed $300,000,000, on terms to be determined at the time of sale. The Debt Securities, the Preferred Stock and the Depositary Shares offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

       The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, interest rate, time of payment of interest, terms of redemption at the option of the Company or repayment at the option of the holder or for sinking fund payments, the designation of the Trustee acting under the Indenture, terms for conversion into or exchange for Preferred Stock and the initial public offering price; (ii) in the case of Preferred Stock, the designation, preferences and other rights, qualifications, limitations or restrictions thereof, the initial public offering price and whether interests in the Preferred Stock will be evidenced by Depositary Shares; and (iii) in the case of all Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in the accompanying Prospectus Supplement.

       The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

       The Offered Securities may be sold directly by the Company, or through agents designated from time to time, or through underwriters or dealers. If any agent of the Company, or any underwriters are involved in the sale of Offered Securities, the names of such agents or underwriters and any applicable fees, commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

       This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.



   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


                  The date of this Prospectus is ________, 1995

       IN CONNECTION WITH AN OFFERING, THE UNDERWRITERS, IF ANY, FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

       No person has been authorized to give any information or to make any representation not contained in this Prospectus or the Prospectus Supplement in connection with any offering made thereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities offered thereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus and the Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create an implication that the information contained herein or therein is correct as of any time subsequent to the date hereof or thereof.

                                    TABLE OF CONTENTS

                                                                       Page

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . .     1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . . . . .     1

THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . .     4

SELECTED CONSOLIDATED FINANCIAL DATA . . . . . . . . . . . . . . . .     5

DESCRIPTION OF DEBT SECURITIES . . . . . . . . . . . . . . . . . . .    10

       General . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
       Restrictive Covenants . . . . . . . . . . . . . . . . . . . .    10
       Events of Default . . . . . . . . . . . . . . . . . . . . . .    12
       Defeasance. . . . . . . . . . . . . . . . . . . . . . . . . .    13
       Modification and Waiver . . . . . . . . . . . . . . . . . . .    14
       Global Securities . . . . . . . . . . . . . . . . . . . . . .    14

DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . . . . . . . .    16
       General . . . . . . . . . . . . . . . . . . . . . . . . . . .    16
       First Preferred Stock . . . . . . . . . . . . . . . . . . . .    16
       Second Preferred Stock. . . . . . . . . . . . . . . . . . . .    17
       Common Stock. . . . . . . . . . . . . . . . . . . . . . . . .    19
       Certain Provisions of the Restated Articles and By-Laws . . .    20
       Purchase Rights . . . . . . . . . . . . . . . . . . . . . . .    20

DESCRIPTION OF DEPOSITARY SHARES . . . . . . . . . . . . . . . . . .    20

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . .    20

VALIDITY OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . .    21

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21



                                AVAILABLE INFORMATION

       Ethyl is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Ethyl with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning Ethyl can also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005 and The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

       Ethyl has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. For further information with respect to Ethyl and the Offered Securities, reference is made to such Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       Ethyl's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1994, June 30, 1994, and September 30, 1994 and the Current Report on Form 8-K, dated February 25, 1994, filed pursuant to Section 13 or 15(d) of the Exchange Act are hereby incorporated by reference into this Prospectus. All documents filed by Ethyl with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       Ethyl will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Copies of the Indenture summarized below are also available upon request. Requests for such copies should be directed to E. Whitehead Elmore, Secretary and Special Counsel to the Executive Committee, Ethyl Corporation, 330 South Fourth Street, P.O. Box 2189, Richmond, Virginia 23217 (Telephone: (804) 788-5000).

                                   THE COMPANY

       The Company is a major producer of petroleum additives. On July 1, 1993, Ethyl distributed to its shareholders the outstanding shares of First Colony Corporation that it then owned (approximately 80% of the then outstanding shares). First Colony Corporation owned First Colony Life Insurance Company, which engages primarily in writing life insurance and annuities. On February 28, 1994, Ethyl distributed to its shareholders all of the outstanding shares of Albemarle Corporation ("Albemarle"), which now owns, directly or indirectly, the olefins and derivatives, bromine chemicals and specialty chemicals businesses (the "Chemicals Businesses") formerly owned, directly or indirectly, by Ethyl. On September 15, 1994, the Company sold Whitby, Inc. ("Whitby"), which markets and distributes finished pharmaceuticals.

       Incorporated in Virginia in 1887, the Company has approximately 1,500 employees. Its principal executive office is located at 330 S. Fourth Street, Richmond, Virginia 23219, and its telephone number is (804) 788-5000.

       The Company's petroleum additives business includes fuel additives and lubricant additives. Fuel additives increase the quality of gasolines and diesel fuel by raising the level of octane and cetane, retain the quality of fuel over time, maintain engine cleanliness, protect metals and reduce friction and wear and reduce emissions. Fuel additives are used in fuels for over-the-road and off-highway vehicles, piston and jet aircraft, railroad, marine and other gasoline, diesel or synfuel powered engines as well as home heating oil. Lubricant additives extend the useful life of an oil, provide protection against wear and corrosion of metallic parts, protect seals, withstand extremely high temperatures and pressures, maintain viscosity and increase the adhesion of oils to metallic parts. Lubricant additives are used in oils, fluids and greases for over-the-road and off-highway vehicles, aircraft, power tools, marine, railroad, industrial and other equipment, machinery and processes requiring lubrication.

       Gasoline fuel additive products include lead and manganese antiknock compounds to increase octane and prevent power loss due to early or late combustion (engine knock); hindered phenolic antioxidants to prevent thermal degradation during storage and transport; corrosion inhibitors to prevent fuel storage and pumping system failures; detergent packages to keep carbon deposits from forming on fuel injectors, intake valves or carburetors and in combustion chambers; and dyes to provide color differentiation.

       Lead antiknock compounds, which are sold worldwide to petroleum refiners, remain one of the Company's largest product lines. The Company estimates that it accounts for approximately one-third of the total worldwide sales of lead antiknock compounds.

       Lead antiknock compounds have been subject to regulations restricting the amount that can be used in gasoline in the United States since the 1970s and in Canada since 1990. The North American market for these products in motor vehicles has effectively been eliminated, but the market for their use in piston aircraft and certain other applications has remained at about the same level for years and is expected to remain stable. As the Company has forecasted and planned, the market for these products in other major foreign markets, particularly Western Europe, continues to decline at an annual rate of approximately 5% as the use of unleaded gasoline grows.

       After excluding the Chemical Businesses, the operating profit contribution of lead antiknock compounds is estimated to have declined to approximately 70% in 1993 from approximately 80% in 1992 after increasing from approximately 75% in 1991. The decline in 1993 percentage contribution primarily reflected an increase in profits from non-lead antiknock products and a 1993 charge resulting from the planned cessation of lead antiknock compound production at the Company's Canadian plant. In recent years, the Company has been able to offset a continuing decline in shipments of lead antiknock compounds with higher margins due primarily to significant increases in selling prices. Further decline in the use of lead antiknock compounds will adversely affect profit and sales contributions unless the Company can offset such declines with increased market share and/or higher selling prices without corresponding increases in costs. The Company's current five-year plan contemplates that growth in the remainder of its petroleum additives business will be more than sufficient to offset any decline in the operating profit contribution of lead antiknock compounds.

       Prior to March, 1994, the Company produced some of its lead antiknock compounds in its subsidiary's Canadian plant and obtained additional quantities under a supply agreement with E.I. DuPont de Nemours & Company. In January, 1994, the Company entered into an agreement with The Associated Octel Company Limited ("Octel") of London pursuant to which Octel agreed to allocate a portion of its production capacity of lead antiknock compounds to the Company for sale and distribution through the Company's worldwide network and the Company's Canadian subsidiary ceased production of lead antiknock compounds at its Canadian plant in March 31, 1994. The Octel agreement continues so long as the Company determines that a market continues to exist for lead antiknock compounds. Under the agreement, the Company has the right to purchase from Octel antiknock compounds estimated to be sufficient to cover the Company's needs in any contract year. Purchases are at a fixed initial price per pound with periodic escalations and adjustments.

       In addition to the supply agreement, Octel and the Company have agreed that the Company will assume the distribution for Octel of any of its lead antiknock compounds that are shipped in bulk.

       The Company believes the agreements with Octel assure it of an ongoing efficient source of supply for lead antiknock compounds as the worldwide demand for these products continues to decline. It does not anticipate that the cessation of its Canadian antiknock operations and the entry into the Octel supply agreement will adversely affect its relations with its customers, nor will these changes have a material effect on its future results of operations. The Company and Octel continue to compete vigorously in sales and marketing of lead antiknock compounds.

       The Company also sells manganese-based antiknock compounds ("MMT"), which are used in unleaded gasoline in Canada. The Company conducted extensive testing of this product prior to filing a request in 1990 for a fuel-additive waiver from the United States Environmental Protection Agency (the "EPA") required to begin marketing the additive for use in unleaded gasoline in the United States. The Company voluntarily withdrew its waiver application in November, 1990, after public hearings and detailed exchanges of information with the EPA, when the EPA raised several health and environmental questions near the end of the 180-day statutory review period. The Company continued testing and filed a new waiver request in July, 1991, followed by additional public hearings and detailed exchanges of information with the EPA. In January, 1992, the EPA denied the Company's application for a waiver. An appeal was filed with the United States Court of Appeals for the District of Columbia Circuit contesting the EPA's denial of the application for a waiver for the use of the additive in unleaded gasoline. In April, 1993, the Court remanded the case to the EPA for reconsideration within 180 days of its denial of the Company's waiver application, directing the EPA to consider new evidence and make a new decision. In November, 1993, the EPA determined that emissions data contained in the Company's application satisfied all Clean Air Act standards, but reported that it was not able to complete its assessment of the overall public health implications of manganese. The Company and the EPA mutually agreed to an 180-day extension of its review period to resolve this last remaining issue. In July, 1994, the EPA refused to grant the waiver for the use of the additive in unleased gasoline, finding that there was insufficient data to alleviate its concerns about the overall public health implications of manganese. The Company filed an appeal in July, 1994 with the United States Court of Appeals for the District of Columbia Circuit seeking relief from the EPA's actions. It is anticipated that the Court will hear oral arguments in Ethyl's appeal on January 13, 1995, and that a decision will be made before the Court's term ends in early June.

       In the meantime, in Canada, the Motor Vehicle Manufacturers Association of Canada ("MVMA") has threatened to alter engine diagnostic systems or limit or even avoid warranty coverage for consumers using gasoline containing MMT. The Company believes that this action is being threatened without evidence to back MVMA's claim or proper consideration for the environmental impact of such action. MMT is an environmentally beneficial fuel additive which has been used successfully in unleaded gasoline in that country for more than 17 years and which is responsible for a 20-reduction in Canadian levels of nitrogen oxide emissions from automobiles as well as reductions in benzene and other dangerous emissions. The Company has urged the Canadian government not to take any action against MMT that would result in an immediate harmful impact to the environment. In the United States, even the EPA's own assessment of MMT recognizes that "favorable health and environmental effects results from changes in gasoline composition associated with the Additive..." At this time, the Company cannot determine whether any of the threatened actions by MVMA will come to pass, or what impact any such action would have on the sales of MMT in Canada.

       The Company also produces diesel fuel additive products, including cetane improvers for consistent combustion and power delivery; amine stabilizers and hindered phenolic antioxidants to prevent degradation during storage and transport; cold flow improvers to enhance fuel pumping under cold-weather conditions; detergent packages to keep carbon deposits from forming on fuel injectors and in combustion chambers; dyes for fuel identification and leak detection; lubricity agents; and a conductivity modifier to neutralize static charge build-up in fuel and products for home heating oils.

       In addition to fuel additives, the Company's petroleum additives products consist of lubricant additives. Lubricant additive products include: (i) engine oil additive packages for passenger car motor oils for gasoline engines, heavy-duty diesel oils for diesel powered vehicles, diesel oils for locomotive, marine and stationary power engines and two-stroke oils for two-cycle engines;
(ii) specialty additive packages for automatic transmission fluids, automotive and industrial gear oils, hydraulic fluids and industrial oils; and (iii) components for engine oil and specialty additive packages such as antioxidants to resist high-temperature degradation, antiwear agents to protect metal surfaces from abrasion, detergents to prevent carbon and varnish deposits from forming on engine parts, dispersants to keep engine parts clean by suspending insoluble products of fuel combustion and oil oxidation, friction reducers to facilitate movement, pour point depressants to enable oils to flow at cold temperatures, corrosion inhibitors to protect metal parts and viscosity-index improvers to control oils' rate of flow at low and high temperatures. Lubricant additives are used in oils, fluids and greases for over-the-road and off-highway vehicles, aircraft, power tools, marine, railroad, industrial and other equipment, machinery and processes requiring lubrication.

       The market for lubricant additives is experiencing significant changes as a result of market and regulatory demands for better fuel economy, reduced emissions and cleaner oils that have lead to new equipment design and more stringent performance requirements. Such requirements mean reformulation of many products, new product development and more product qualification tests. In June, 1994, the Company completed a 215,000 square foot petroleum additives research and testing complex in Richmond, Virginia. The June, 1992 acquisition of the petroleum additive products and technologies of Amoco Petroleum Additives Company and their subsequent integration into the Company's product lines also has been part of a major ongoing effort to expand and improve the product lines of the petroleum additives business.

       A majority of the Company's production of petroleum additives is in the United States. The Company also has production facilities in Feluy, Belgium, as well as in Canada.

       Fuel additives for gasoline, diesel fuels and heating oils are sold directly to petroleum refiners and marketers, terminals and blenders. Lubricant additive packages are sold directly to companies producing finished oils and fluids.

       Major raw materials used by the petroleum additives business include polybutenes, process oils, 2-ethyl-1-hexanol and isobutylene as well as electricity and natural gas as fuels, which are purchased at prices the Company believes are competitive.

       The Company's petroleum additives businesses operate in highly competitive markets, most of which involve a limited number of competitors. The competitors are both larger and smaller than the Company in terms of resources and market share. Competition in connection with all of the Company's petroleum additive products requires continuing investments in research and development of new products or leading technologies, continuing product and process improvements and providing specialized customer services.

                                    USE OF PROCEEDS

       Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include additions to working capital, capital expenditures, stock repurchases, repayment of indebtedness and acquisitions.

                           SELECTED CONSOLIDATED FINANCIAL DATA

       The following table sets forth certain consolidated financial data of the Company for the nine-month periods ended September 30, 1994 and 1993. The data are in summary form and are unaudited. At the close of business on February 28, 1994, Ethyl completed the spin-off of its wholly-owned subsidiary, Albemarle, which included the operations of the olefins and derivatives, bromine chemicals and specialty chemicals businesses. The selected consolidated financial data includes the operating results of Albemarle for the first two months of 1994 and the operating results and accounts for the nine months of 1993. As a result of the significance of the aforementioned distribution of Albemarle, the Company has included certain pro forma financial information (in addition to the data below) which present the impact of the spin-off as if it had occurred on January 1, 1993. Also, the 1993 financial data reflect the Company's then approximately 80-percent interest in First Colony Corporation, which was spun-off on July 1, 1993. Accordingly, the results of First Colony Corporation prior to the spin-off are reported in the financial data as a discontinued insurance operation.

Results of Operations
(In Thousands) (Unaudited)                                Nine Months Ended
                                                             September 30,
                                                        1994(6)      1993(1)(6)
Net Sales                                               $910,100     $1,451,740
Cost of goods sold                                       599,940      1,029,897
  Gross profit                                           310,160        421,843
Selling, R&D, and general expenses                       181,621        255,929
Special charges                                                -          9,700(2)
  Operating profit                                       128,539        156,214
Interest and financing expenses                           18,762         34,205
(Gain) on sale of subsidiary(3)                                -         (5,871)
Other (income) expenses, net                               1,773         (2,876)
Income before income taxes and discontinued
  insurance operation                                    108,004        130,756
Income taxes                                              34,868         53,636(4)
Income before discontinued insurance operation            73,136         77,120
Income from discontinued insurance operation                   -         90,483
Net income                                              $ 73,136(5)    $167,603


Financial Position and Other Data (at end of period)(6)

                                                               September 30
                                                            1994          1993
Working capital                                           $223,296     $452,938
Total assets                                              $985,862   $2,022,794
Long-term debt                                            $332,714   $  697,819
Common and other shareholders' equity                     $383,881   $  765,910
Ratio of earnings to fixed charges(7)(8)                      4.53            *

Notes:

(1) Certain amounts have been reclassified to conform to the current presentation.
(2) Represent the costs for a work-force reduction and early retirement program.
(3) Gain results from the June 30, 1993 sale of Ethyl's financial services subsidiary, The Barclay Group, Inc. ($5,200 after income taxes or $.04 per share).
(4) Includes a nonrecurring deferred income tax charge of $2,300 and additional taxes of $1,500 on six months earnings of the spun-off insurance business, both resulting from Federal income tax legislation, which increased the corporate income tax rate retroactive to January 1, 1993.
(5) Includes a gain on the sale of Ethyl's pharmaceutical subsidiary, Whitby, Inc. ($4,200 after income taxes or $.04 per share) due to an income tax credit resulting from a higher tax basis than book basis.
(6) Includes the accounts of Albemarle which were spun off at the close of business February 28, 1994.
(7) For purposes of computing the ratios of earnings to fixed charges, "earnings" have been determined by adding income before income taxes and discontinued insurance operation, interest and financing expenses (net of capitalized interest), the interest portion of rent expense and amortization of capitalized interest. "Fixed charges" consist of interest and financing expenses (before deducting capitalized interest) and the interest portion of rent expense. Due to the immaterial amount of preferred stock dividends in the periods presented, the ratio of earnings to combined fixed charges and preferred stock dividends is not presented as this ratio is the same with or without their inclusion.
(8) No pro forma ratio of earnings to fixed charges is presented because the Company has not determined at this time whether any or all of the proceeds received from the offering will be used to refinance any outstanding debt.

 *   Presentation not required

     The following Pro Forma Condensed Statements of Income illustrate the results of operations of Ethyl on a stand-alone basis assuming the distribution of Albemarle had occurred as of January 1, 1993. The pro forma condensed statements of income may not necessarily reflect the future results of operations of Ethyl or what the results of operations would have been if Ethyl and Albemarle had operated as separate companies during the periods presented. Historical statements of income are repeated for convenience of review.

                  Pro Forma Condensed Statements of Income
             (in thousands except earnings per share)(unaudited)

                                                       Nine Months Ended September 30,
                                                    1994                                     1993
                                       Historical   Adjustment(1)     Pro Forma    Historical      Adjustment(1)     Pro Forma
Net Sales                               $910,100      ($155,064)      $755,036     $1,451,740        ($668,453)       $783,287
Cost of goods sold                       599,940       (119,086)       480,854      1,029,897         (523,344)        506,553
  Gross profit                           310,160        (35,978)       274,182        421,843         (145,109)        276,734
Selling, R&D and general expenses        181,621        (23,133)       158,488        255,929          (96,625)        159,304
Special charges                                -              -              -          9,700           (7,700)          2,000
Operating profit                         128,539        (12,845)       115,694        156,214          (40,784)        115,430
Interest and financing expenses           18,762         (2,873)(2)     15,889         34,205          (13,174)(2)      21,031
(Gain) on sale of subsidiary                   -              -              -         (5,871)               -          (5,871)
Other expenses (income), net               1,773            543          2,316         (2,876)             947          (1,929)
Income before income taxes and
  discontinued insurance operation       108,004        (10,515)        97,489        130,756          (28,557)        102,199
Income taxes                              34,868         (4,239)(3)     30,629         53,636          (14,653)(3)      38,983
  Income before discontinued
  insurance operation                   $ 73,136        $(6,276)      $ 66,860      $  77,120         $(13,904)       $ 63,216(4)
Earnings per share based on income
  before discontinued insurance
  operation(5)                              $.62                          $.57           $.65                             $.53



Notes (1), (2), and (3) reflect a summary of the pro forma adjustments made to the historical condensed statements of income as if the distribution of Albemarle had occurred on January 1, 1993.

Notes:
(1) To eliminate the historical income and expenses of Albemarle for the respective periods presented.
(2) To eliminate interest expense (net of capitalized interest) that would have been incurred by Albemarle on debt transferred to Albemarle.
(3)  To record the estimated income tax on the pro forma adjustments.
(4) Pro forma 1993 earnings include after-tax special charges totaling $2,800 or $.02 per share. These charges consisted of a deferred income tax charge of $1,600 or $.01 per share resulting from 1993 federal income tax legislation as well as a $2,000 charge ($1,200 after income taxes or $.01 per share) related to an early- retirement and work-force reduction program.
(5) Historical and pro forma earnings per share are computed after deducting applicable preferred stock dividends using the weighted-average number of shares of common stock and common stock equivalents outstanding for the periods presented.

     The following selected consolidated financial data have been derived from and are qualified in their entirety by reference to the financial statements and other information incorporated herein by reference as described above under "Incorporation of Certain Documents by Reference." The financial data, except for the ratios of earnings to fixed charges, have been derived from the Company's audited consolidated financial statements.



                                                         Years Ended December 31,


                                               1993            1992            1991          1990            1989
                                                           (in thousands)
Results of Operations(1)
Net sales                                     $1,938,390     $1,692,582     $1,534,571     $1,590,940     $1,519,637
Cost of goods sold                             1,386,251      1,199,096      1,044,720      1,088,643      1,045,449
  Gross profit                                   552,139        493,486        489,851        502,297        474,188
Selling, R&D, and general expenses               348,384        310,164        286,001        260,093        227,375
Special charges(2)                                36,150          9,500         11,185         48,710              -
  Operating profit                               167,605        173,822        192,665        193,494        246,813

Interest and financing expenses                   44,085         62,279         59,097         64,839         61,159
(Gain) on sale of 20% of First Colony
  Corporation(3)                                       -        (93,600)             -              -              -
(Gain) on sale of subsidiaries(4)                 (5,871)             -              -        (78,993)             -
Other (income) expenses, net                      (4,116)        (1,475)        (1,652)        (8,110)       (11,649)
Income before income taxes, discontinued
  operations and cumulative effect
  of accounting changes                          133,507        206,618        135,220        215,758        197,303
Income taxes(5)                                   43,485         99,373         41,168         79,331         62,133
Income before extraordinary item, cumulative
  effect of accounting changes and
  discontinued operations                         90,022        107,245         94,052        136,427        135,170
Extraordinary after-tax charge due to early
  extinguishment of debt(6)                       (5,000)             -              -             -              -
Cumulative effect of accounting changes for:
  Postretirement health benefits (net of tax)          -        (34,348)             -             -              -
  Deferred income taxes                                -         19,616              -             -              -
Income before discontinued operations             85,022         92,513         94,052        136,427        135,170
Income from discontinued operations               90,483        162,472        112,616         95,762         96,162
Net income                                      $175,505       $254,985       $206,668       $232,189       $231,332

Financial Position and Other Data
  (at end of period)
Working capital - continuing operations         $407,182       $327,840       $318,716       $277,289       $268,312

Total assets
  Continuing operations                       $2,009,198     $1,878,898     $1,570,505     $1,385,643     $1,242,754
  Net assets of discontinued operations               -         658,550        909,876        775,523        706,595
    Total assets                              $2,009,198     $2,537,448     $2,480,381     $2,161,166     $1,949,349


Long-term debt                                  $686,986       $461,736       $810,849       $683,829       $497,181
Common and other shareholders' equity           $752,581     $1,401,279     $1,219,313     $1,047,606       $901,299

Ratio of earnings to fixed charges(7)(8)            3.13           3.60           2.71           3.76           3.81


Notes:

(1) The results and net assets of the Insurance segment spun off in mid-1993 and the Aluminum, Plastics and Energy segment spun off in mid-1989 are reported as discontinued operations. The data includes the operating results and accounts of Albemarle, which was spun off at the close of business on February 28, 1994. Certain amounts have been reclassified to conform to the current presentation.

(2) Special charges include in 1993 the writedown of the Canadian antiknock plant and other related costs of $14,200, costs of work-force reduction in the U.S. and Europe amounting to $7,635, and $14,315 for the downsizing of Whitby Research, Inc. and relocation of employees and other related costs ($22,400 after income taxes); in 1992 a provision for relocation of the Petroleum Additives Division R&D personnel ($6,000 after income taxes); in 1991 the expenses and write-offs of $6,350 resulting from the discontinuance of certain developmental research programs and expenses of $4,835 covering the mid-1992 relocation of the Petroleum Additives Division headquarters ($7,000 after income taxes); in 1990 mainly the write-off of nondeductible goodwill and provisions for relocation expenses of Whitby, Inc., and for environmental remediation projects at certain chemical facilities ($42,441 after income taxes).

(3) Results from the December 1992 sale of approximately 20% of the capital stock of First Colony Corporation ($30,200 after income taxes).

(4) The gain on sale of subsidiaries reflects the gain of $5,871 ($6,100 after income taxes) from the June 1993 sale of The Barclay Group and the 1990 gain of $78,993 ($50,765 after income taxes) resulted from the sale of Hardwicke Chemical Company.

(5) 1993 includes a nonrecurring deferred income tax charge of $2,300 and additional taxes of $1,500 on six months earnings of the spun-off insurance business, both resulting from Federal income tax legislation, which increased the corporate income tax rate retroactive to January 1, 1993.

(6) Results from the early redemption of Ethyl's $116.25 million 9 3/8% sinking fund debentures, net of income tax benefit of $3,000.

(7) For purposes of computing the ratios of earnings to fixed charges, "earnings" have been determined by adding income from continuing operations before income taxes, interest and financing expenses (net of capitalized interest), the interest portion of rent expense and amortization of capitalized interest. "Fixed charges" consist of interest and financing expenses (before deducting capitalized interest) and the interest portion of rent expense. Due to the immaterial amount of preferred stock dividends in the periods presented, the ratio of earnings to combined fixed charges and preferred stock dividends is not presented as this ratio is the same with or without their inclusion.

(8) No pro forma ratio of earnings to fixed charges is presented because the Company has not determined at this time whether any or all of the proceeds received from the offering will be used to refinance any outstanding debt.

                                  DESCRIPTION OF DEBT SECURITIES

       The Debt Securities are to be issued under an Indenture, dated as of June 15, 1985 (as amended by the First Supplemental Indenture, dated as of June 15, 1986, and the Second Supplemental Indenture, dated as of December 15, 1994, the "Indenture"), between the Company and First Trust of New York, N.A., Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

General

       The Debt Securities to be offered by this Prospectus are limited to $300,000,000 in aggregate principal amount (unless any of the Securities are Original Issue Discount Securities, in which case the aggregate amount is limited to $300,000,000 in net proceeds to the Company). However, the Indenture does not limit the amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company and will rank on an equal and ratable basis with all other unsecured and unsubordinated indebtedness of the Company.

       The Prospectus Supplement relating to Debt Securities will describe the following terms of the Debt Securities: (i) the title of the Debt Securities;
(ii) any limit on the aggregate principal amount of the Debt Securities; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates at which the Debt Securities will bear interest, if any, and the date from which such interest will accrue; (v) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates;
(vi) any mandatory or optional sinking fund or analogous provisions; (vii) any terms for mandatory redemption or for redemption at the option of the Company or the Holder; (viii) any terms for conversion into or exchange for Preferred Stock; and (ix) any other terms of the Debt Securities. Unless otherwise indicated in the Prospectus Supplement, principal of and any premium and interest on the Debt Securities will be payable, and transfers of the Debt Securities will be registrable, at the office of the Trustee at 100 Wall Street, Suite 1600, New York, New York 10005, provided that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and
1002)

       Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

       Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special Federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

Restrictive Covenants

       Limitations on Liens. Section 1005 of the Indenture provides that so long as any Debt Securities of any series entitled by their terms to the benefits of that Section are outstanding, the Company may not, nor may it permit any Restricted Subsidiary to, incur, issue, assume or guarantee indebtedness for money borrowed which is secured by any mortgage, security interest, pledge or lien ("Mortgage") of or upon any Principal Domestic Property owned by the Company or a Restricted Subsidiary or any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary without effectively providing that the Debt Securities shall be secured by such Mortgage equally and ratably with (or prior to) such indebtedness, unless after giving effect thereto the aggregate amount of all such indebtedness so secured after the date of the Indenture together with all Attributable Debt in respect of Sale and Lease-Back Transactions after the date of the Indenture involving Principal Domestic Properties owned by the Company or a Restricted Subsidiary would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to: (i) Mortgages on any property, shares of stock or indebtedness existing at the time of, or within 120 days after, acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages; (ii) Mortgages in connection with the issuance of tax-exempt industrial development bonds; (iii) Mortgages on property of, or on any shares of stock or indebtedness of, a corporation existing at the time such corporation becomes a Subsidiary; (iv) Mortgages in favor of the Company or a Restricted Subsidiary; (v) Mortgages for taxes, assessments or other governmental charges or levies, in each case (x) not then due or delinquent or (y) the validity of which is being contested in good faith by appropriate proceedings; and materialmen's, mechanics' and other like Mortgages, or deposits to obtain the release of such Mortgages; (vi) Mortgages to secure public or statutory obligations or to secure payment of workers' compensation claims or to secure performance in connection with tenders, leases of real property, bids or contracts or to secure (or in lieu of) surety or appeal bonds and Mortgages made in the ordinary course of business for similar purposes; or (vii) any extension, renewal or replacement of any Mortgage referred to in clauses (i) through (vi). (Section 1005)

       Limitations on Sale and Lease-Back Transactions. Section 1006 of the Indenture provides that so long as the Debt Securities of any series entitled by their terms to the benefits of that Section are outstanding, neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction with respect to a Principal Domestic Property (except for transactions involving leases for a term, including renewals, of not more than three years and except for transactions between the Company and a Restricted Subsidiary or between Restricted Subsidiaries), the acquisition of which, or completion of construction and commencement of full operation of which, has occurred more than 120 days prior to such Sale and Lease-Back Transaction, unless (i) the Company or such Restricted Subsidiary could create indebtedness secured by a Mortgage on such property pursuant to Section 1005 of the Indenture (see "Limitations on Liens" above) in an amount equal to the Attributable Debt with respect to the Sale and Lease- Back Transaction without equally and ratably securing the Securities, or (ii) within 180 days of the sale, the Company applies an amount equal to, in the case of a sale or transfer for cash, the greater of the net proceeds from the sale or the fair value of the property so sold (as determined by its Board of Directors) and, in the case of a sale or transfer otherwise than for cash, an amount equal to such fair value to the retirement of the Debt Securities or other Consolidated Senior Funded Debt of the Company or a Restricted Subsidiary, subject to reduction as set forth in the Indenture in respect of Debt Securities and other Consolidated Senior Funded Debt retired during such 180-day period otherwise than for mandatory sinking funds and payments at maturity. (Section 1006)

       Consolidation, Merger or Sale of Assets of the Company. The Indenture provides that the Company may consolidate with, sell or convey all or substantially all of its assets to, or merge with or into any other corporation, provided that either the Company shall be the continuing corporation or the successor corporation shall be a corporation organized and existing under the laws of the United States or a state thereof, and such successor corporation shall expressly assume, by supplemental indenture satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Debt Securities, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company. The Company or successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition. The Indenture provides that if after giving effect to any such consolidation or merger of the Company with or into any other corporation or to any such sale or conveyance of its property as an entirety, or substantially as an entirety, any Principal Domestic Property of the Company or a Restricted Subsidiary or any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary owned immediately prior thereto would become subject to a Mortgage and such Mortgage could not be created pursuant to Section 1005 of the Indenture (see "Limitations on Liens" above) without equally and ratably securing the Debt Securities, the Debt Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage. (Article Eight)

       Definitions. "Principal Domestic Property" means all real and tangible personal property owned by the Company or a Restricted Subsidiary constituting a part of any manufacturing or processing plant or warehouse located within the United States, exclusive of (i) motor vehicles, mobile materials-handling equipment and other rolling stock, (ii) office furnishings and equipment, and information and electronic data processing equipment, (iii) any property financed through the issuance of tax-exempt industrial development bonds, (iv) any real property held for development or sale or (v) any property which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety. "Restricted Subsidiary" means any Subsidiary (as defined) of the Company which the Company shall, by written notice to the Trustee, have designated as a Restricted Subsidiary; the Indenture provides that the Company shall not permit any Subsidiary to be designated as a Restricted Subsidiary unless, immediately thereafter, the Company and its Restricted Subsidiaries could incur, issue, assume or guarantee additional indebtedness for money borrowed secured by a Mortgage and no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall exist. "Unrestricted Subsidiary" means any Subsidiary not designated as a Restricted Subsidiary and any Restricted Subsidiary subsequently designated as an Unrestricted Subsidiary; the Indenture provides that the Company shall not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless, immediately thereafter, the Company and its Restricted Subsidiaries could incur, issue, assume or guarantee additional indebtedness for money borrowed secured by a Mortgage, and no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall exist. "Consolidated Net Tangible Assets" means (i) the assets of the Company and all Restricted Subsidiaries (less applicable reserves and other properly deductible items), minus (ii) current liabilities, goodwill, trade names, trademarks, patents, unamortized debt discount and expense and similar intangibles, investments in and advances to Unrestricted Subsidiaries and any minority interest in the equity of Restricted Subsidiaries, all as determined in accordance with generally accepted accounting principles. "Attributable Debt" means the total net amount of rent (discounted from the respective due dates thereof to the determination date at the rate per annum equal to the interest rate borne by the Debt Securities of the series in respect of which such determination is being made) required to be paid during the remaining term of any lease subject to the limitations on Sale and Lease-Back Transactions. (Sections 101 and 1007)

Events of Default

       The following are Events of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (ii) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(iii) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (iv) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (v) default in payment of any portion of principal of any indebtedness for money borrowed by the Company or acceleration of any such indebtedness under the terms of the instrument under which such indebtedness is issued or secured if such default is not cured or such acceleration is not annulled within 10 days after written notice as provided in the Indenture; (vi) certain events in bankruptcy, insolvency or reorganization; and (vii) any other Event of Default with respect to Debt Securities of that series. (Section 501) If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

       The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to any series of the Debt Securities, shall give to the Holders of the Debt Securities of that series notice of all uncured defaults known to it; provided that, except in the case of default in the payment of the principal of or any premium or interest on any Debt Securities of such series, or in the payment of any sinking fund installment with respect to Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of Debt Securities of such series. (Section
602)

       The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

       The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1008)

Defeasance

       Defeasance and Discharge. The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on and any sinking fund payments on, the Debt Securities of such series on the Stated Maturity (as defined) of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit, defeasance and discharge. (Section 402) In the event of any such defeasance and discharge of Debt Securities of such series, Holders of Debt Securities of such series would be able to look only to such trust fund for payment of principal (and premium, if any), and interest, if any, on their Debt Securities until maturity. Such defeasance and discharge may be treated as a taxable exchange of the Debt Securities of such series for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case Holders of the Debt Securities of such series would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. Such Holders thereafter might be required to include in income a different amount than would be includable in the absence of defeasance and discharge. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance and discharge.

       Defeasance of Certain Obligations. The Indenture provides that, if so specified with respect to the Debt Securities of any series, the Company may omit to comply with the restrictive covenants described under "Restrictive Covenants--Limitations on Liens and Limitations on Sale and Leaseback Transactions" if such restrictive covenants are applicable to the Debt Securities of such series, and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), each installment of interest on, and any sinking fund payments on the Debt Securities of such series on the Stated Maturity (as defined) of such payments in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that (i) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Debt Securities of such series, if then listed on the New York Stock Exchange, Inc., will not be delisted as a result of such deposit and defeasance. (Section 1010)

       Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default" with respect to the restrictive covenants described under "Restrictive Covenants--Limitations on Liens and Limitations on Sale and Leasebacks," the amount of money and U.S. Government Obligations (as defined) on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity (as defined) but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the Indenture.

Modification and Waiver

       Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of at least 66 2/3% in principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or any interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security
(c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, or (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

       The Holders of at least 66 2/3% in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, or any premium or interest on, any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (Section 513)

Global Securities

       The Debt Securities of a series issued under the Indenture may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or other nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

       The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. Ethyl anticipates that the following provisions will generally apply to depositary arrangements.

       Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by Ethyl if such Debt Securities are offered and sold directly by Ethyl. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).
The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

       So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

       Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither Ethyl, the Trustee for such Debt Securities, any paying agent (a "Paying Agent"), nor the Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made by the Depositary or any participants on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

       Ethyl expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. Ethyl also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

       If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Ethyl within 90 days, Ethyl will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. In addition, Ethyl may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if Ethyl so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to Ethyl, the Trustee, and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by Ethyl, of $1,000 and integral multiples thereof.


                                DESCRIPTION OF CAPITAL STOCK

General

       The authorized stock of the Company consists of 400,000,000 shares of common stock, par value $1 per share (the "Common Stock"); 1,000,000 shares of Cumulative First Preferred Stock, par value $100 per share (the "First Preferred Stock"), issuable in series; and 10,000,000 shares of Cumulative Second Preferred Stock, par value $10 per share (the "Second Preferred Stock"), issuable in series. On December 31, 1994, there were 118,434,401 shares of Common Stock outstanding. No shares of First Preferred Stock or Second Preferred Stock are currently outstanding. The Company has no present intention to issue additional shares of First Preferred Stock and any shares of Preferred Stock issued pursuant to the Prospectus will be Second Preferred Stock.

       The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's Restated Articles of Incorporation, as amended (the "Restated Articles"), and by-laws (the "By-Laws") as currently in effect. These statements do not purport to be complete, or to give full effect to the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Restated Articles, By-Laws and the Rights Agreement, dated as of September 24, 1987, between the Company and Manufacturers Hanover Trust Company (now known as Chemical Bank) (the "Rights Agreement"), which are filed as Exhibits to the Registration Statement of which this Prospectus is a part.

First Preferred Stock

       The following description of the terms of the First Preferred Stock sets forth certain general terms and provisions of the First Preferred Stock.

       General. Under the Restated Articles, the Board of Directors of the Company (the "Board of Directors") is authorized, without further shareholder action, to provide for the issuance of up to 1,000,000 shares of First Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in Articles of Amendment to the Restated Articles, adopted by the Board of Directors or a duly authorized committee thereof and filed with the Virginia State Corporation Commission, establishing a particular series of the Preferred Stock (the "Articles of Amendment").

       Dividend Rights. Holders of the First Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Articles of Amendment relating to such series of the First Preferred Stock. If, and as long as, any shares of First Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Second Preferred Stock or any other security ranking junior to the First Preferred Stock, including the Common Stock (collectively, the "Subordinated Stock"), other than a dividend payable in Subordinated Stock, unless (i) the accrued dividends on each series of First Preferred Stock have been fully paid or declared and set apart for payment, (ii) the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of First Preferred Stock and
(iii) the aggregate amount of dividends paid on the Subordinated Stock does not exceed an amount determined in accordance with the Restated Articles. Except as provided herein and in the Articles of Amendment relating to such series of the First Preferred Stock, the First Preferred Stock will not be entitled to participate in the earnings or assets of the Company.

       Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of First Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Subordinated Stock (i) $100 per share, plus accrued dividends, if such liquidation, dissolution or winding up is involuntary or (ii) the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in the Articles of Amendment relating to such series of the First Preferred Stock, if such liquidation, dissolution or winding up is voluntary.

       Redemption. A series of the First Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Articles of Amendment relating to such series.

       Sinking Fund. The Articles of Amendment for any series of the First Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series of First Preferred Stock.

       Conversion Rights. The Articles of Amendment for any series of the First Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of preferred stock of the Company. The First Preferred Stock will have no preemptive rights.

       Voting Rights. Except as indicated below or in the Articles of Amendment relating to a particular series of First Preferred Stock, or except as expressly required by applicable law, a holder of the First Preferred Stock will not be entitled to vote. In no event shall the holders of First Preferred Stock be entitled to vote generally for the election of all directors of the Company. Except as indicated in the Articles of Amendment relating to a particular series of First Preferred Stock, in the event the Company issues full shares of any series of First Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the First Preferred Stock are entitled to vote.

       Unless the vote or consent of a greater number of shares is required by law, the affirmative vote of the holders of more than two-thirds of the outstanding shares of all series of First Preferred Stock, voting as a separate voting group, will be required for (i) the authorization of any class of stock ranking prior to or on parity with the First Preferred Stock or the increase in the number of authorized shares of any such stock, (ii) any increase in the number of authorized shares of First Preferred Stock and (iii) certain amendments to the Restated Articles that may be adverse to the rights of the First Preferred Stock outstanding.

Second Preferred Stock

       The following description of the terms of the Second Preferred Stock sets forth certain general terms and provisions of the Second Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of the Second Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Second Preferred Stock. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Restated Articles establishing a particular series of the Second Preferred Stock which will be filed with the Virginia State Corporation Commission in connection with the offering of such series of Second Preferred Stock.

       General. Under the Restated Articles, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of Second Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in resolutions providing for the issue thereof adopted by the Board of Directors. The Company may amend from time to time its Restated Articles to increase the number of authorized shares of Second Preferred Stock. Any such amendment would require the approval of the holders of a majority of the outstanding shares of Common Stock, and the approval of the holders of a majority of the outstanding shares of all series of Second Preferred Stock voting together as a single class without regard to series. As of the date of this Prospectus, the Company has no Second Preferred Stock outstanding. The Company has designated 2,000,000 shares of Cumulative Second Preferred Stock, Series B for possible future issuance pursuant to the rights agreement described below under "Purchase Rights." Consequently, the Company presently intends to designate no more than 8,000,000 shares of any additional series of Second Preferred Stock.

       The Second Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Second Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Second Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Second Preferred Stock and the number of shares offered; (ii) the price at which such Second Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such Second Preferred Stock; (v) any conversion provisions of such Second Preferred Stock; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Second Preferred Stock.

       The Second Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Second Preferred Stock, each series of the Second Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with the outstanding shares of Second Preferred Stock of the Company but, in all cases, will be subordinate to all outstanding shares, if any, of any series of the First Preferred Stock.

       Dividend Rights. Subject to the rights of holders, if any, of the First Preferred Stock (see " - First Preferred Stock--Dividend Rights"), holders of the Second Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Second Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors or a duly authorized committee thereof. Dividends on all series of the Second Preferred Stock will be cumulative.

       If the Prospectus Supplement so provides, no dividends will be declared or paid or set apart for payment on the Second Preferred Stock of any series ranking, as to dividends, on a parity with or junior to any other series of preferred stock for any period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on such other series of preferred stock for the then-current dividend payment period and, if such other preferred stock is cumulative, all other dividend payment periods terminating on or before the date of payment of such full dividends. When dividends on all shares of Second Preferred Stock for any dividend period are not paid in full, all such shares will participate ratably in any partial payment for such period in proportion to the full amounts for such period. Except as provided in the preceding sentence, unless full dividends, including accumulations in respect of prior dividend payment periods, on all outstanding shares of any series of the Second Preferred Stock have been paid, no dividends (other than, if the Prospectus Supplement so provides, in shares of Common Stock or another stock ranking junior to such series of the Second Preferred Stock) will be declared or paid or set aside for payment or other distributions made upon the Common Stock or any other stock of the Company ranking junior to such series of Second Preferred Stock.

       Each series of Second Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Second Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided herein and in the Prospectus Supplement, the Second Preferred Stock will not be entitled to participate in the earnings and assets of the Company.

       Rights Upon Liquidation. Subject to the rights of holders, if any, of the First Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Second Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to shareholders, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Second Preferred Stock. The holders of any series of the Second Preferred Stock will not be entitled to receive any assets of the Company upon any liquidation, dissolution or winding up of the Company unless and until the liquidation preference is paid to the holders of any preferred stock ranking senior to the series of Second Preferred Stock, including the First Preferred Stock, if any. If the Prospectus Supplement so provides, if, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Second Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of the Second Preferred Stock are not paid in full, the holders of the Second Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. Upon any liquidation, dissolution or winding up, after the holders of the Second Preferred Stock have been paid the specified liquidation preference, such holders will have no right or claim to any of the remaining assets of the Company. See "--First Preferred--Rights Upon Liquidation."

       Redemption. Subject to the rights of holders, if any, of the First Preferred Stock, a series of the Second Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series.

       The Prospectus Supplement relating to a series of Second Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series of Second Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

       Except as indicated in the Prospectus Supplement relating to any series of the Second Preferred Stock, the Second Preferred Stock is not subject to any mandatory redemption at the option of the holder.

       Conversion Rights. The Prospectus Supplement for any series of the Second Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of preferred stock of the Company. The Second Preferred Stock will have no preemptive rights.

       Voting Rights. Except as indicated below or in the Prospectus Supplement relating to a particular series of Second Preferred Stock, or except as expressly required by applicable law, a holder of the Second Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Second Preferred Stock, in the event the Company issues full shares of any series of Second Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Second Preferred Stock are entitled to vote.

       Unless otherwise provided in the Prospectus Supplement, the affirmative vote of the holders of a majority of the outstanding shares of all series of Second Preferred Stock, voting as a separate voting group, will be required for any amendment of the Restated Articles (or any certificate amendatory thereof or supplemental thereto relating to any series of the Second Preferred Stock) which changes any rights or preferences of such series of Second Preferred Stock.

       In addition to the foregoing voting rights, under Virginia law as now in effect, the holders of the Second Preferred Stock will have the voting rights set forth under "General" above with respect to amendments to the Restated Articles which would increase the number of authorized shares of preferred stock of the Company.

       Transfer Agent and Registrar. The transfer agent, registrar and dividend disbursement agent for a series of the Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Second Preferred Stock will send notices to shareholders of any meetings at which holders of the Second Preferred Stock have the right to vote on any matter.

Common Stock

       Subject to the rights of holders, if any, of First Preferred Stock or Second Preferred Stock, holders of Common Stock are entitled to dividends as declared by the Board of Directors from time to time after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of Common Stock are entitled to one vote per share and may not cumulate votes for the election of directors. Holders of Common Stock have preemptive or subscription rights except they have no right to purchase or subscribe to shares of the Preferred Stock and any shares that may be issued upon conversion of the Preferred Stock. Holders of Common Stock have no liability for further calls or assessments. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all the remaining assets of the Company available for distribution, after satisfaction of the prior preferential rights of the Preferred Stock and the satisfaction of all debts and liabilities of the Company.

       The Transfer Agent and Registrar for the Common Stock is Harris Trust and Savings Bank.

Certain Provisions of the Restated Articles and By-Laws

       Special meetings of shareholders may be called only by a majority of the Board of Directors or by designated officers. Directors may be removed with or without cause, and vacancies on the Board of Directors, including any vacancy created by an increase in the number of Directors, may be filled by the Board of Directors unless the vacancy is to be filled at a meeting of shareholders. The By-Laws require that advance notice of nominees for election as Directors to be made by any shareholder be given to the Secretary of the Company, together with certain specified information, no later than 60 days before an annual meeting of shareholders or seven days following notice of a special meeting of shareholders for the election of Directors. The provisions of the Restated Articles and By-Laws described above may, in certain circumstances, make more difficult or discourage a takeover of the Company.

Purchase Rights

       Pursuant to a rights agreement dated September 24, 1987, the Company distributed one Second Preferred Stock, Series B purchase right ("Right") for each outstanding share of Common Stock to the shareholders of record on October 5, 1987. Unless the Board of Directors directs otherwise, one Right will be issued with respect to each share of Common Stock that becomes outstanding prior to the occurrence of certain potential change-in-control events. The Rights become exercisable upon certain potential change- in-control events. When exercisable, the Rights entitle holders to purchase shares of Second Preferred Stock, Series B, and upon the occurrence of certain events, the Rights entitle holders to purchase shares of Common Stock at a substantial discount. Exercise of the Rights will cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of the Board of Directors. Except under certain circumstances, the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights expire on September 24, 1997, if not redeemed earlier. The Rights have no voting or dividend privileges. Until such time as the Rights become exercisable, they are attached to and do not trade separately from the Common Stock.

                             DESCRIPTION OF DEPOSITARY SHARES

       Each Depositary Share will represent a fraction of a share of Preferred Stock deposited under a Deposit Agreement (the "Deposit Agreement"), to be entered into by the Company, a depositary and the holders from time to time of Depositary Receipts (as defined) issued thereunder. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all the rights and preferences of the Preferred Stock represented thereby contained in the Company's articles of incorporation.

       The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). The above description of the Depositary Shares is not complete and is subject to, and qualified in its entirety by, the description in the applicable Prospectus Supplement and the provisions of the Deposit Agreement (which will contain the form of the Depositary Receipt).

                                   PLAN OF DISTRIBUTION

       The Company may sell Offered Securities to one or more underwriters (which may include CS First Boston Corporation) for public offering and sale by them or may sell Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the Prospectus Supplement.

       Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

       Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

       If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be granted to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

       Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                   VALIDITY OF SECURITIES

       The validity of the Securities will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and for the Underwriters by Sullivan & Cromwell, New York, New York.

       Allen C. Goolsby, a member of Hunton & Williams, is a director of the Company. At December 15, 1994, partners and associates of Hunton & Williams who participated in the preparation of this Prospectus owned, in the aggregate, 4,724 shares of the Common Stock of the Company.

                                            EXPERTS

       The consolidated financial statements and schedules included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which contains an explanatory paragraph concerning changes in accounting principles, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

       Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing to the extent covered by consents filed with the Commission.


                                         PART II
                           INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      Other Expenses of Issuance and Distribution

     The estimated expenses in connection with the offering are as follows:

     Filing fee for Registration Statement. . . . . . . . .$103,449
     Printing and engraving fees. . . . . . . . . . . . . .. 25,000
     Fees of rating agencies. . . . . . . . . . . . . . . .. 20,000
     Fees and expenses of counsel . . . . . . . . . . . . .. 20,000
     Fees and expenses of accountants . . . . . . . . . . .. 15,000
     Fees and expenses of trustee . . . . . . . . . . . . .. 30,000
     Blue Sky and legal investment fees and
       expenses . . . . . . . . . . . . . . . . . . . . . .. 10,000
     Miscellaneous expenses . . . . . . . . . . . . . . . .  11,551

       Total. . . . . . . . . . . . . . . . . . . . . . . .$235,000


Item 15.      Indemnification of Directors and Officers

       The Virginia Stock Corporation Act (the "Virginia Act") permits, and the registrant's Restated Articles of Incorporation, as amended, require, indemnification of the registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933.
Section 13.1-704 of the Virginia Act permits a Virginia corporation with shareholder approval to indemnify its directors and officers, unless these persons have engaged in willful misconduct or a knowing violation of the criminal law. The registrant's Restated Articles of Incorporation require indemnification of directors and officers to the full extent permitted by Virginia law. The effect of this provision, together with the Virginia Act, is to mandate indemnification of the registrant's directors and officers with respect to any action except in the event of willful misconduct or a knowing violation of the criminal law. In addition, the registrant carries insurance on behalf of directors, officers, employees or agents which may cover liabilities under the Securities Act of 1933. Reference is also made to the indemnification provisions set forth in the form of underwriting agreement filed as Exhibit 1 hereto.

       Section 13.1-692.1 of the Virginia Act also permits Virginia corporations to limit or eliminate the damages that may be assessed against a director or officer of the registrant in a shareholder, derivative or direct proceeding except in the event of willful misconduct or a knowing violation of the criminal law or federal or state securities law. The registrant's Restated Articles of Incorporation limit the liability of directors and officers to the registrant to the extent permitted by Virginia law, thus eliminating the personal liability of the registrant's directors and officers in any action brought by the registrant, directly or derivatively, or by its shareholders. This limit on liability will not apply in the event of willful misconduct or a knowing violation of the criminal law or of federal or state securities laws.

Item 16.      Exhibits

1      Form of Underwriting Agreement.*

4.1 Indenture, dated as of June 15, 1985, between Ethyl Corporation and First Trust of New York, N.A. (formerly, Morgan Guaranty Trust Company of New
       York), as Trustee (filed as Exhibit 4.1 to the registrant's Registration Statement on Form S-3 (No. 33-19184), and incorporated herein by reference).

4.2 First Supplemental Indenture, dated as of June 15, 1986, between Ethyl Corporation and First Trust of New York, N.A. (formerly, Morgan Guaranty Trust Company of New York), as Trustee (filed as Exhibit 4.2 to the registrant's Registration Statement on Form S-3 (No. 33-19184), and incorporated herein by reference).

4.3 Second Supplemental Indenture, dated as of December 15, 1994, between Ethyl Corporation and First Trust of New York, N.A., as Trustee.

5      Opinion of Hunton & Williams.

12 Ethyl Corporation and Subsidiaries--Computation of Ratio of Earnings to Fixed Charges for Each of the Five Years in the Period Ended December 31, 1993 and the Nine Months Ended September 30, 1994.

23.1   Consent of Coopers & Lybrand L.L.P.

23.2   Consent of Hunton & Williams (included in Exhibit 5).

24 Power of attorney (included as part of signature pages to this Registration Statement).

25 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of First Trust of New York, N.A., as Trustee.

_________________________
* To be filed by amendment.


Item 17.      Undertakings

       The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs
(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       The undersigned registrant hereby undertakes to file an application for purposes of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                    POWER OF ATTORNEY

       Each person whose signature appears below hereby authorizes either agent for service named in the registration statement to execute in the name of each such person, and to file, any amendment, including any post-effective amendment, to the registration statement making such changes in the registration statement as the registrant deems appropriate, and appoints such agent for service as attorney in fact to sign in his behalf individually and in each capacity stated below and file all amendments and post- effective amendments to the registration statement.

                                         SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, Ethyl Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Virginia on the 30th day of November, 1994.

                                     Ethyl Corporation,
                                       (Registrant)


                                     By /s/ Bruce C. Gottwald
                                       (Bruce C. Gottwald,
                                       Chairman of the Board
                                       and Executive Committee)

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 30th day of November, 1994.

              Signature                            Title
/s/ Bruce C. Gottwald
        (Bruce C. Gottwald)               Chairman of the Board and
                                          Executive Committee and
                                          Director (Principal
                                          Executive Officer)
/s/ Charles B. Walker
        (Charles B. Walker)               Vice Chairman and
                                          Director (Principal
                                          Financial Officer)
/s/ David A. Fiorenza
        (David A. Fiorenza)               Vice President-Finance
                                          and Controller (Principal
                                          Accounting Officer)
/s/ Lloyd B. Andrew
        (Lloyd B. Andrew)                 Director
/s/ William W. Berry
        (William W. Berry)                Director
/s/ Allen C. Goolsby
        (Allen C. Goolsby)                Director
/s/ Floyd D. Gottwald, Jr.
         (Floyd D. Gottwald, Jr.)         Director
/s/ Thomas E. Gottwald
         (Thomas E. Gottwald)             President and Director
                                          (Principal Operating
                                           Officer)
/s/ William M. Gottwald, M.D.
         (Dr. William M. Gottwald)        Director
/s/ Gilbert M. Grosvenor
         (Gilbert M. Grosvenor)           Director
/s/ Bruce C. Gottwald, Jr.
         (Bruce C. Gottwald, Jr.)         Director
/s/ Andre B. Lacy
         (Andre B. Lacy)                  Director
/s/ Emmett J. Rice
         (Emmett J. Rice)                 Director
/s/ Sidney Buford Scott
         (Sidney Buford Scott)            Director



                      EXHIBIT INDEX

                                                        Sequentially
Exhibit                                                   Numbered
Number                       Exhibit                        Page

4.3          Second Supplemental Indenture, dated as of
             December 15, 1994, between Ethyl
             Corporation and First Trust of New York,
             N.A., as Trustee.

  5          Opinion of Hunton & Williams.

 12 Ethyl Corporation and Subsidiaries--Computation of Ratio of Earnings to Fixed Charges for Each of the Five Years in the Period Ended December 31, 1993, and the Nine Months Ended September 30, 1994.

 23.1        Consent of Coopers & Lybrand L.L.P.

 23.2        Consent of Hunton & Williams (included in
             Exhibit 5).

 24          Power of attorney (included as part of
             signature pages to this Registration
             Statement).

 25          Form T-1 Statement of Eligibility and
             Qualification under the Trust Indenture
             Act of 1939 of First Trust of New York,
             N.A., as Trustee.